EXHIBIT (d)(2)(I)

"Greater Of" Guaranteed Minimum Death Benefit

GREATER OF "STEP-UP" OR 5% "ROLL-UP" GUARANTEED MINIMUM DEATH BENEFIT

benefits

If the Policy Owner dies prior to the annuity date, a death benefit is payable under the policy. In the case of Joint Owners, the death benefit is payable after the last Owner dies. This rider provides that we will pay an amount greater than the death benefit under certain conditions. This greater amount is called a Guaranteed Minimum Death Benefit ("GMDB"). The benefits of this rider expire on the Owner's 85th birthday.

The amount of the GMDB depends on the issue age of the Owner and the date satisfactory proof of the Owner's death is received at our Service Center. If the amount of the GMDB is greater than the death benefit provided in the policy, we will pay the GMDB.

charge

The charge will be deducted on each Monthly Activity Date until the Policy Anniversary nearest the Owner's 85th birthday.

calculation of the guaranteed minimum death benefit

The following describes how the amount of the GMDB is calculated:

1.	If satisfactory proof of the Owner's death is received after the Policy anniversary nearest the Owner's 85th birthday or before the first Step-up Anniversary, the GMDB is zero.

2.	Where the GMDB is zero, the death benefit is as provided in the policy.

3.	Where the GMDB is not zero, it is calculated as the greater of the Step-up Benefit or the 5% Roll-up Benefit.

definitions

Monthly Activity Date means the same date in each succeeding month as the Policy date. Whenever the monthly activity date falls on a date other than a Business Day, the monthly activity date will be deemed the next Business Day.

Roll-up Benefit means:

If satisfactory proof of the Owner's death is received, the "roll-up" benefit is the greater of (a) or (b), where:

(a)	is the current Policy value; and
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(b)	is the total of premiums paid less withdrawals (net premiums) accumulated at 5% simple interest, up to a maximum of 200% of net premiums.

The accumulation stops on the anniversary nearest the Owner's 80th birthday. For the Owner's attained ages 80-84, the roll-up benefit amount is adjusted only for subsequent premiums and withdrawals. The roll-up benefit amount is zero on the anniversary nearest the Owner's 85th birthday, and the benefit payable will be that described in the policy.

The roll-up benefit is reduced for a partial withdrawal by deducting an adjustment amount determined as:

ADJ is calculated by (RUB-PV) x PW where:

PV

RUB =	the roll-up benefit under this rider before the partial withdrawal is made, provided that it is greater than PV.
PV =	the policy value before the partial withdrawal is made.
PW =	the amount of the partial withdrawal, including any withdrawal charges.

However, the "ADJ" will never be less than zero.

The roll-up benefit amount after a partial withdrawal will be equal to (a) - (b) - (c), where:

(a)	is the roll-up benefit amount prior to the partial withdrawal
(b)	is the amount of the partial withdrawal
(c)	is the ADJ as described above.

This is an example of how partial withdrawal affects the roll-up benefit:

Example: Assume that a $1,000 partial withdrawal is requested. Assume at the time of this request the "roll-up" benefit is $30,000 and the accumulation value is $25,000. The "ADJ" is then equal to:

($30,000 - $25,000) x $1,000 = $200

$25,000

The "roll-up" benefit after this partial withdrawal will then be

$30,000 - $1,000 - $200 = $28,800.

Step-up benefit means:

If satisfactory due proof of the Owner's death is received on or after the first step-up anniversary, the "step-up" benefit is:

(a)	the greater of (i) and (ii), where:
(i)	is the Policy value as of the most recent step-up date; and
(ii)	is the "step-up" benefit immediately preceding the most recent step-up date;

(b)	plus any premiums paid since the most recent step-up date;

(c)	minus any partial withdrawals, including withdrawal charges, since the most recent step-up date;

(d)	minus an adjustment (SUB ADJ), defined below, for each partial withdrawal made since the most recent step-up date.
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Step-up date means a step-up anniversary on or before the Owner's 80th birthday. There will be no additional "step-up" dates after the Owner's 80th birthday.

Step-up interval means the time period of one year between step-up anniversaries.

Step-up anniversary means the date, as measured from the Policy Date, that is a whole multiple of the step-up interval. The step-up anniversary would be the date that is one (1) year, two (2) years, three (3) years, etc. following the Policy Date.

SUB ADJ is calculated by (SUB-PV) x PW where:

PV

SUB =	the “step-up” benefit under this rider before the partial withdrawal is made, provided that it is greater than PV.
PV =	the Policy value before the partial withdrawal is made.
PW =	the amount of the partial withdrawal, including any withdrawal charges.

However, the "SUB ADJ" will never be less than zero.

Example: Assume that a $1,000 partial withdrawal is requested. Assume at the time of this request the "step-up" benefit is $30,000 and the policy value is $25,000. The "SUB ADJ" is then equal to:

($30,000 - $25,000) x $1,000 = $200

$25,000

The "step-up" benefit after this partial withdrawal will then be

$30,000 - $1,000 - $200 = $28,800.

examples

Example: Assume the Owner was issue age 55. Assume that the Policy Value was $30,000 at time of the Owner's death, attained age 70. The most recent step-up date was the 15th anniversary at which time the Policy Value was $32,000. The "step-up" benefit immediately preceding the 15th anniversary was $29,000. Assuming no premiums were paid and no partial withdrawals were made since the 15th anniversary, the "step-up" benefit at the time of death would be $32,000. Assume that the total of net premiums is $23,000 and the accumulation of net premiums at 5% simple interest is $26,000 at the time of death. The "roll-up" benefit would then be $30,000.

The GMDB would be $32,000, since this is equal to the greater of $32,000 or

$30,000.

Example: Assume the Owner was issue age 60 and that the Owner died at attained age 82. Assume that the Policy Value at the time of death was $52,000. The most recent "step-up" date was the 20th anniversary (age 80) at which time the Policy Value was $51,000. The "step-up" benefit immediately preceding the 20th anniversary was $49,000. Assume that $5,000 in premiums were paid and no partial withdrawals were made since attained age 80. The "step-up" benefit at the time of death would be $56,000. Assume the accumulation of net premiums at 5% simple interest was $45,000 at attained age 80, which is when the accumulation of net premiums ceases. The "roll-up" benefit would then be $51,000.

The GMDB would be $56,000 since this is equal to the greater of $56,000 or

$51,000.

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effective date

This rider will become effective on date shown below. It may not be cancelled after issue and will terminate when the policy terminates.

Effective Date of Rider:

Policy Date

AMERITAS LIFE INSURANCE CORP.

/s/	Jan M. Connolly	/s/	JoAnn M. Martin
	Secretary		President

GMDB 4904

Greater of Step-Up or 5% Roll-Up Guaranteed Minimum Death Benefit Rider

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Monthly Charge .0308%* of the policy value

* Equivalent to an annual rate of .37% of the policy value, deducted at issue on each monthly activity date. The annual rate will not exceed .80%.